

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2016

Jeffrey Weissmann
General Counsel and Secretary
National General Holding Corp.
59 Maiden Lane, 38th Floor
New York, NY 10038

>   **Re: National General Holding Corp.**
>   **Registration Statement on Form S-4**
>   **Filed March 3, 2016**
>   **File No. 333-209916**

Dear Mr. Weissmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with your analysis explaining why the issuance of the subscription rights and the sale of common stock are eligible to be registered on Form S-4. For guidance, please refer to General Instruction A.1 to Form S-4.

2.   Your disclosure indicates that neither the number of shares to be issued in the Offering nor the price per share will be known until after the Expiration Date of the Offering. Therefore, at the time subscription right holders will be asked to make an irrevocable investment decision, they will not know the price per share or the number of shares they are purchasing. In light of this, it is unclear how the transaction as structured will allow you to have a Section 10(b) compliant prospectus at the time of effectiveness. Accordingly, please provide us an analysis explaining how your prospectus will satisfy the requirements of Section 10(b) at the time of effectiveness.

<u>Subscriptions, page 52</u>

3.   We refer to your disclosure on page 53 which identifies the offering contingencies and indicates that a Subscription Agent will hold the subscription funds in a segregated account. We also note your disclosure on page 57 indicating that completion of the offering could be delayed in the event Standard Mutual re-solicits its members to obtain the required approval of policyholders. Please revise here and elsewhere, as appropriate, to disclose whether there is any durational limit applicable to the Subscription Agent's holding of investor funds. Please also revise to disclose whether investor funds will be returned promptly in the event that (i) the closing conditions are not satisfied or (ii) a refund of any portion of a subscription amount is necessary, as described on page 58.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Matthew C. Dallett, Esq. – Locke Lord LLP